

Touching lives. Securing futures.®

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

MWA Financial Services, Inc.
Years Ended December 31, 2021 and 2020
With Reports of Independent Registered Public
Accounting Firm

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MWA Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1701 1st Avenue
(No. and Street)

Rock Island	Illinois	61201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clint J. Pogemiller	309-558-3101	Clint.Pogemiller@modern-woodmen.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

801 Grand Avenue	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clint J. Pogemiller_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MWA Financial Services, Inc._____, as of December 31_____, 2 021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GEOFFREY C. SCHOON
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Jan 11, 2023

Notary Public

Signature

Title:
President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of the SIPC Supplemental Report_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MWA Financial Services, Inc.
Consolidated Financial Statements
and Supplemental Information

Years Ended December 31, 2021

Contents



Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com


Report of Independent Registered Public Accounting Firm


To the Shareholder and the Board of Directors
MWA Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2001.
March 23, 2022

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

| | December 31 | |
	2021	**2020**
Assets		
Cash and cash equivalents	**$ 4,066,758**	$ 2,642,088
Receivables from brokers, dealers, and others (net of allowance for doubtful accounts of $9,800 in 2021 and $8,349 in 2020)	**1,172,220**	918,268
Software (net of accumulated amortization of $72,689 in 2021 and $39,211 in 2020)	**237,593**	197,639
Other assets	**115,219**	118,001
Total assets	**$ 5,591,790**	$ 3,875,996
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	**$ 710,513**	$ 382,771
Accounts payable and accrued expenses	**2,017,469**	1,352,429
Total liabilities	**2,727,982**	1,735,200
Stockholder's equity:		
Common stock, $1,000 per share stated value:		
Authorized shares – 10,000		
Issued and outstanding shares – 1,000	**1,000,000**	1,000,000
Additional paid-in capital	**16,025,000**	16,025,000
Retained deficit	**(14,161,192)**	(14,884,204)
Total stockholder's equity	**2,863,808**	2,140,796
Total liabilities and stockholder's equity	**$ 5,591,790**	$ 3,875,996

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

	Year Ended December 31	
	2021	**2020**
Revenues		
Concession income	**$ 33,043,811**	$ 25,933,695
Variable product distribution fee income	**330,000**	330,000
Interest income	**1,580**	3,539
Field reimbursements	**501,059**	492,510
Other income	**72,748**	57,643
Total revenues	**33,949,198**	26,817,387
Expenses		
Commissions	**27,352,187**	21,375,189
Licenses and fees	**629,737**	566,670
Professional fees	**163,336**	80,974
Salaries and related expenses	**3,974,019**	3,459,353
Other operating expenses	**1,106,907**	861,857
Total expenses	**33,226,186**	26,344,043
Net income	**$ 723,012**	$ 473,344

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total
	Shares	Stated Value			
Balance at January 1, 2020	1,000	$ 1,000,000	$ 15,775,000	$ (15,357,548)	$ 1,417,452
Capital contribution from Modern Woodmen of America	–	–	250,000	–	250,000
Net income	–	–	–	473,344	473,344
Balance at December 31, 2020	1,000	1,000,000	16,025,000	(14,884,204)	2,140,796
Net income	–	–	–	**723,012**	**723,012**
Balance at December 31, 2021	**1,000**	**$ 1,000,000**	**$ 16,025,000**	**$ (14,161,192)**	**$ 2,863,808**

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2021	**2020**
Operating activities		
Net income	**$ 723,012**	$ 473,344
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization expense	**33,478**	5,889
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**(253,952)**	64,320
Other assets	**2,782**	(5,095)
Due to Modern Woodmen of America	**327,742**	45,645
Accounts payable and accrued expenses	**665,040**	(228,612)
Net cash provided by operating activities	**1,498,102**	355,491
Investing Activities		
Purchases of software	**(73,432)**	(174,280)
Net cash used in investing activities	**(73,432)**	(174,280)
Financing activities		
Capital contribution from Modern Woodmen of America	**–**	250,000
Net cash provided by financing activities	**–**	250,000
Increase in cash and cash equivalents	**1,424,670**	431,211
Cash and cash equivalents at beginning of year	**2,642,088**	2,210,877
Cash and cash equivalents at end of year	**$ 4,066,758**	$ 2,642,088

See accompanying notes.

Notes to Consolidated Financial Statements

December 31, 2021

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership in the Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of non-proprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of non-proprietary insurance products. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Software

Software is stated at cost less accumulated amortization. Amortization is computed on the straight-line method using an estimated useful life of three years.

1. Summary of Significant Accounting Policies (continued)

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The Company evaluates the deferred tax assets for recoverability and establishes a valuation allowance when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value Measurements and Disclosures

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

1. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash and cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of the highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. The Company used Level 1 valuation techniques to measure fair value of cash and cash equivalents of $4,066,758 and $2,642,088 during the years ended December 31, 2021 and 2020, respectively. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2021 and 2020.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between levels during the years ended December 31, 2021 and 2020.

Adoption of New Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which requires financial assets to be presented at the net amount expected to be collected. ASU 2016-13 is effective for financial statements issued for annual periods beginning after December 15, 2019 with early adoption permitted. The Company has concluded upon adoption of ASU 2016-13 on January 1, 2020 that there was no material impact on the financial statements.

2. Business Segments

The company has two segments based on the two separate entities, MWA Financial Services, Inc. and MWAGIA, Inc. All revenues are from customers located in the United States of America with no revenue from transactions with other operating segments. Selected summarized financial data as of December 31, 2021 for each segment is as follows:

	MWA Financial Services, Inc.	MWAGIA, Inc.	Elimination	Consolidated
Revenue				
Concessions income	$ 30,592,709	$ 2,451,102	$ -	$ 33,043,811
Variable product distribution fee	330,000	-	-	330,000
Interest income	1,309	271	-	1,580
Field reimbursements	501,059	-	-	501,059
Equity in net income of wholly owned subsidiary	123,295	-	(123,295)	-
Other income	-	72,748	-	72,748
Total revenues	31,548,372	2,524,121	(123,295)	33,949,198
Expenses				
Commissions	25,620,587	1,731,600	-	27,352,187
Licenses and fees	614,832	14,905	-	629,737
Professional fees	146,548	16,788	-	163,336
Salaries & related expenses	3,427,759	546,260	-	3,974,019
Income tax expense	20,592	4,623		25,215
Other operating expenses	995,042	86,650	-	1,081,692
Total expenses	30,825,360	2,400,826	-	33,226,186
Net income (loss)	$ 723,012	$ 123,295	$ (123,295)	$ 723,012
Revenue from external customers	$ 17,980,166	$ 2,523,850	$ -	$ 20,504,016
Total assets	$ 5,092,152	$ 840,874	$ (341,236)	$ 5,591,790
Total liabilities	2,228,344	499,638	-	2,727,982
Total stockholders' equity	$ 2,863,808	$ 341,236	$ (341,236)	$ 2,863,808

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

2. Business Segments (continued)

Selected summarized financial data as of December 31, 2020 for each segment is as follows:

	MWA Financial Services, Inc.	MWAGIA, Inc.	Elimination	Consolidated
Revenue				
Concessions income	$ 23,592,993	$ 2,340,702	$ -	$ 25,933,695
Variable product distribution fee	330,000	-	-	330,000
Interest income	3,229	310	-	3,539
Field reimbursements	492,510	-	-	492,510
Other income	-	57,643	-	57,643
Total revenues	24,418,732	2,398,655	-	26,817,387
Expenses				
Commissions	19,628,143	1,747,046	-	21,375,189
Licenses and fees	551,811	14,859	-	566,670
Professional fees	62,836	18,138	-	80,974
Salaries & related expenses	2,883,086	576,267	-	3,459,353
Equity in net loss of wholly owned subsidiary	47,275	-	(47,275)	-
Income tax expense	14,952	3,400		18,352
Other operating expenses	757,285	86,220	-	843,505
Total expenses	23,945,388	2,445,930	(47,275)	26,344,043
Net income (loss)	$ 473,344	$ (47,275)	$ 47,275	$ 473,344
Revenue from external customers	$ 13,927,929	$ 2,398,654	$ -	$ 16,326,583
Total assets	$ 3,624,433	$ 469,504	$ (217,941)	$ 3,875,996
Total liabilities	1,483,637	251,563	-	1,735,200
Total stockholders' equity	$ 2,140,796	$ 217,941	$ (217,941)	$ 2,140,796

3. Revenues from Contracts with Customers

The following table provides a disaggregation of revenue from contracts with customers by revenue type and a reconciliation to total revenues in the consolidated statements of operations:

	Year ended December 31,	
	2021	**2020**
Revenue		
Policy concessions	$ 19,557,184	$ 16,269,865
Mutual fund concessions	12,390,837	8,749,735
Field reimbursements	501,059	492,510
Brokerage equity concessions	464,120	598,213
Variable product distribution fee	330,000	330,000
Investment advisory fees	631,670	315,882
Total revenues from contracts with customers	33,874,870	26,756,205
Interest income	1,580	3,539
Other income	72,748	57,643
Revenues as included in the consolidated statements of operations	$ 33,949,198	$ 26,817,387

The following discussions describe the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts.

Policy concessions

The Company has entered into agreements with several organizations to sell variable and fixed annuities as well as medical, dental, long term care, disability, disability income, and accidental death insurance to its customers. The Company's performance obligations are for the initial sale of a policy and subsequent ongoing servicing of the policies. The Company receives consideration daily, weekly and monthly and recognizes revenue for these commissions when amounts are known. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policy holder.

3. Revenues from Contracts with Customers (continued)

Mutual fund concessions

The Company has entered into agreements with several organizations to sell mutual funds to its customers. The related performance obligation is the successful sale of the mutual fund assets. The Company will recognize mutual fund sales commission revenues at the point in time the performance obligation has been satisfied, which is the trade date.

Field reimbursements

The Company has entered into agreements with the registered representatives that sell the Company's products. The Company charges those registered representatives fees to be properly licensed and registered with FINRA and any other states or regulatory authorities. The Company will recognize field reimbursement revenues at the point in time the performance obligation has been satisfied, which is the date the fee is charged.

Brokerage equity concessions

The Company has entered into agreements with Pershing LLC to sell equity investments to its customers. The related performance obligation is the successful sale of the equity assets. The Company will recognize equity sales commission revenues at the point in time the performance obligation has been satisfied, which is the date the fee is charged.

Variable product distribution fee

The Company has entered into agreements with Modern Woodmen of America to sell its variable annuity to its customers. The related performance obligation is the successful sale, subsequent ongoing servicing and monitoring of the variable annuity assets. The Company will recognize variable product distribution fee revenues at the point in time the performance obligation has been satisfied, which is monthly.

3. Revenues from Contracts with Customers (continued)

Investment advisory fees

The Company has entered into agreements with several organizations to earn fees for servicing investment advisory accounts of its customers. The related performance obligation is the servicing of the assets, including processing purchases and sales. The Company receives asset based fees quarterly for satisfying the performance obligations, and are based on a percentage of the net assets maintained. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include market value of assets under management and the length of time investors hold their accounts.

Costs to fulfill the contracts with customer include commissions paid to agents for sales and servicing of the related assets and insurance products. These costs are related to performance obligations already satisfied and are expensed when incurred.

4. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2021, there were no amounts to be indemnified to the clearing broker for these customer accounts.

5. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

At December 31, 2021, the Company had a tax net operating loss carryover of $13,310,363. The tax net operating losses carryover of $13,179,856 arising in 2002 through 2017 may be carried forward until 2022 through 2037. The tax net operating loss of $130,507 arising in 2018 does not have an expiration date. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2021 and 2020. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $2,795,176 and $2,963,340 at December 31, 2021 and 2020, respectively, because of the uncertainty of future income necessary for its ultimate realization.

The Company has analyzed all material tax provisions under the guidance of ASC 740, *Income Taxes Related to the Accounting for Uncertainty in Income Tax*, and has determined that there are no tax benefits that should not be recognized as of December 31, 2021 or 2020. There are no unrecognized tax benefits that would affect the effective tax rates.

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The 2018 through 2021 U.S. federal tax years are subject to income tax examination by tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements.

6. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2021, the Company had net defined capital of $1,985,223, which was $1,836,667 in excess of the required net capital of $148,556 at that date. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 1.12 to 1. Various other regulatory agencies may impose additional capital requirements.

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2021, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

7. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of the variable annuity of Modern Woodmen of America, its parent. Modern Woodmen of America compensated the Company at the rate of $27,500 per month under a distribution agreement that commenced in June 2001 and was amended in 2010 and 2017. Concessions income derived from proprietary variable product transactions, which were substantially distributed in commissions to representatives selling those products, totaled $12,612,543 and $10,160,803, respectively, in 2021 and 2020. Substantially all of the Company's operating expenses represent allocations from, or payments by, Modern Woodmen of America, which are then reimbursed by the Company. During 2021 and 2020, total net expenses reimbursed to Modern Woodmen of America were $3,922,849 and $3,373,839, respectively. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

7. Related-Party Transactions (continued)

During 2020, Modern Woodmen of America contributed capital of $250,000, respectively, to the Company. The future operation of the Company is dependent upon such continued capital contributions until consistent profitable operations can be achieved.

8. Allowance for Credit Losses

The Company records an allowance for credit losses. Management evaluated current market conditions warranted using historical losses as well as rating agency provided forecasted default rates to estimate the current year provision for expected credit losses. A roll forward of the allowance for credit losses is as follows:

Balance at January 1, 2020	$ -
Provision for expected credit losses	8,349
Balance at December 31, 2020	8,349
Provision for expected credit losses	1,451
Balance at December 31, 2021	$ 9,800

There were no write-offs charged against the allowance or recoveries collected in 2021.

9. Commitments and Contingencies

Regulatory Matters

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Supplemental Information

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2021

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 2,863,808
2. Deduct ownership equity not allowable for net capital			-
3. Total ownership equity qualified for net capital			2,863,808
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
B. Other (deductions) or allowable credits			-
5. Total capital and allowable subordinated liabilities			2,863,808
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Investment in subsidiary	$ 341,236		
2. Prepaid expenses and other receivables	518,953	$ 860,189	
B. Secured demand note deficiency		-	
C. Commodity futures contracts and spot commodities – proprietary capital charges		-	
D. Other deductions and/or charges		-	860,189
7. Other additions and/or allowable credits			-
8. Net capital before haircuts on securities positions			2,003,619

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:

A. Contractual securities commitments	$ -	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	18,396	
D. Undue concentration	-	
E. Other	-	18,396
10. Net capital		$ 1,985,223

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)	$ 148,556
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
13. Net capital requirement (greater of line 11 or 12)	148,556
14. Excess net capital (line 10 less 13)	1,836,667
15. Net capital less greater of 10% of line 19 or 120% of line 12	1,762,389

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:

• Accounts payable and accrued expenses	$ 1,671,232	
• Due to Modern Woodmen of America	557,112	2,228,344

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:			
A. Drafts for immediate credit	$ -		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-		
C. Other unrecorded amounts	-	$	-
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts			-
19. Total aggregate indebtedness			2,228,344
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			112.25%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)			-

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

  1. Minimum dollar net capital requirement, or

  2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contrary to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 24, 2022.

MWA Financial Services, Inc.

Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Exhibit A of SEC Rule 15c3-3

December 31, 2021

Exemptive Provision		
22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):		
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)		
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained		
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing LLC		X
D. (k)(3) – Exempted by order of the Commission		

MWA Financial Services, Inc.

Schedule III – Information Relating to the Possession
or Control Requirements under SEC Rule 15c3-3

December 31, 2021

Exemptive Provision

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(ii) of that rule.



Modern Woodmen
MWA Financial Services Inc.

Touching lives. Securing futures.®

Consolidated Financial Statements and Supplemental Information

MWA Financial Services, Inc.
Years Ended December 31, 2021 and 2020
With Reports of Independent Registered Public Accounting Firm

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MWA Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1701 1st Avenue
(No. and Street)

Rock Island	Illinois	61201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clint J. Pogemiller	309-558-3101	Clint.Pogemiller@modern-woodmen.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

801 Grand Avenue	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clint J. Pogemiller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MWA Financial Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GEOFFREY C. SCHOON
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Jan 11, 2023

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MWA Financial Services, Inc.
Consolidated Financial Statements
and Supplemental Information

Years Ended December 31, 2021

Contents



Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
MWA Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2203-399054

1



Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2001.
March 23, 2022

<h1 style="text-align:center">MWA Financial Services, Inc.</h1>

<h2 style="text-align:center">Consolidated Statements of Financial Condition</h2>

	December 31	
	2021	**2020**
Assets		
Cash and cash equivalents	$ **4,066,758**	$ 2,642,088
Receivables from brokers, dealers, and others (net of allowance for doubtful accounts of $9,800 in 2021 and $8,349 in 2020)	**1,172,220**	918,268
Software (net of accumulated amortization of $72,689 in 2021 and $39,211 in 2020)	**237,593**	197,639
Other assets	**115,219**	118,001
Total assets	$ **5,591,790**	$ 3,875,996
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	$ **710,513**	$ 382,771
Accounts payable and accrued expenses	**2,017,469**	1,352,429
Total liabilities	**2,727,982**	1,735,200
Stockholder's equity:		
Common stock, $1,000 per share stated value:		
Authorized shares – 10,000		
Issued and outstanding shares – 1,000	**1,000,000**	1,000,000
Additional paid-in capital	**16,025,000**	16,025,000
Retained deficit	**(14,161,192)**	(14,884,204)
Total stockholder's equity	**2,863,808**	2,140,796
Total liabilities and stockholder's equity	$ **5,591,790**	$ 3,875,996

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

	Year Ended December 31	
	2021	**2020**
Revenues		
Concession income	**$ 33,043,811**	$ 25,933,695
Variable product distribution fee income	**330,000**	330,000
Interest income	**1,580**	3,539
Field reimbursements	**501,059**	492,510
Other income	**72,748**	57,643
Total revenues	**33,949,198**	26,817,387
Expenses		
Commissions	**27,352,187**	21,375,189
Licenses and fees	**629,737**	566,670
Professional fees	**163,336**	80,974
Salaries and related expenses	**3,974,019**	3,459,353
Other operating expenses	**1,106,907**	861,857
Total expenses	**33,226,186**	26,344,043
Net income	**$ 723,012**	$ 473,344

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total
	Shares	Stated Value			
Balance at January 1, 2020	1,000	$1,000,000	$15,775,000	$(15,357,548)	$1,417,452
Capital contribution from Modern Woodmen of America	–	–	250,000	–	250,000
Net income	–	–	–	473,344	473,344
Balance at December 31, 2020	1,000	1,000,000	16,025,000	(14,884,204)	2,140,796
Net income	–	–	–	**723,012**	**723,012**
Balance at December 31, 2021	**1,000**	**$1,000,000**	**$16,025,000**	**$(14,161,192)**	**$2,863,808**

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2021	**2020**
Operating activities		
Net income	**$ 723,012**	$ 473,344
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization expense	**33,478**	5,889
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**(253,952)**	64,320
Other assets	**2,782**	(5,095)
Due to Modern Woodmen of America	**327,742**	45,645
Accounts payable and accrued expenses	**665,040**	(228,612)
Net cash provided by operating activities	**1,498,102**	355,491
Investing Activities		
Purchases of software	**(73,432)**	(174,280)
Net cash used in investing activities	**(73,432)**	(174,280)
Financing activities		
Capital contribution from Modern Woodmen of America	**–**	250,000
Net cash provided by financing activities	**–**	250,000
Increase in cash and cash equivalents	**1,424,670**	431,211
Cash and cash equivalents at beginning of year	**2,642,088**	2,210,877
Cash and cash equivalents at end of year	**$ 4,066,758**	$ 2,642,088

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership in the Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of non-proprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of non-proprietary insurance products. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Software

Software is stated at cost less accumulated amortization. Amortization is computed on the straight-line method using an estimated useful life of three years.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The Company evaluates the deferred tax assets for recoverability and establishes a valuation allowance when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value Measurements and Disclosures

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

1. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash and cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of the highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. The Company used Level 1 valuation techniques to measure fair value of cash and cash equivalents of $4,066,758 and $2,642,088 during the years ended December 31, 2021 and 2020, respectively. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2021 and 2020.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between levels during the years ended December 31, 2021 and 2020.

Adoption of New Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which requires financial assets to be presented at the net amount expected to be collected. ASU 2016-13 is effective for financial statements issued for annual periods beginning after December 15, 2019 with early adoption permitted. The Company has concluded upon adoption of ASU 2016-13 on January 1, 2020 that there was no material impact on the financial statements.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

2. Business Segments

The company has two segments based on the two separate entities, MWA Financial Services, Inc. and MWAGIA, Inc. All revenues are from customers located in the United States of America with no revenue from transactions with other operating segments. Selected summarized financial data as of December 31, 2021 for each segment is as follows:

	MWA Financial Services, Inc.	MWAGIA, Inc.	Elimination	Consolidated
Revenue				
Concessions income	$ 30,592,709	$ 2,451,102	$ -	$ 33,043,811
Variable product distribution fee	330,000	-	-	330,000
Interest income	1,309	271	-	1,580
Field reimbursements	501,059	-	-	501,059
Equity in net income of wholly owned subsidiary	123,295	-	(123,295)	-
Other income	-	72,748	-	72,748
Total revenues	31,548,372	2,524,121	(123,295)	33,949,198
Expenses				
Commissions	25,620,587	1,731,600	-	27,352,187
Licenses and fees	614,832	14,905	-	629,737
Professional fees	146,548	16,788	-	163,336
Salaries & related expenses	3,427,759	546,260	-	3,974,019
Income tax expense	20,592	4,623		25,215
Other operating expenses	995,042	86,650	-	1,081,692
Total expenses	30,825,360	2,400,826	-	33,226,186
Net income (loss)	$ 723,012	$ 123,295	$ (123,295)	$ 723,012
Revenue from external customers	$ 17,980,166	$ 2,523,850	$ -	$ 20,504,016
Total assets	$ 5,092,152	$ 840,874	$ (341,236)	$ 5,591,790
Total liabilities	2,228,344	499,638	-	2,727,982
Total stockholders' equity	$ 2,863,808	$ 341,236	$ (341,236)	$ 2,863,808

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

2. Business Segments (continued)

Selected summarized financial data as of December 31, 2020 for each segment is as follows:

	MWA Financial Services, Inc.	MWAGIA, Inc.	Elimination	Consolidated
Revenue				
Concessions income	$ 23,592,993	$ 2,340,702	$ -	$ 25,933,695
Variable product distribution fee	330,000	-	-	330,000
Interest income	3,229	310	-	3,539
Field reimbursements	492,510	-	-	492,510
Other income	-	57,643	-	57,643
Total revenues	24,418,732	2,398,655	-	26,817,387
Expenses				
Commissions	19,628,143	1,747,046	-	21,375,189
Licenses and fees	551,811	14,859	-	566,670
Professional fees	62,836	18,138	-	80,974
Salaries & related expenses	2,883,086	576,267	-	3,459,353
Equity in net loss of wholly owned subsidiary	47,275	-	(47,275)	-
Income tax expense	14,952	3,400		18,352
Other operating expenses	757,285	86,220	-	843,505
Total expenses	23,945,388	2,445,930	(47,275)	26,344,043
Net income (loss)	$ 473,344	$ (47,275)	$ 47,275	$ 473,344
Revenue from external customers	$ 13,927,929	$ 2,398,654	$ -	$ 16,326,583
Total assets	$ 3,624,433	$ 469,504	$ (217,941)	$ 3,875,996
Total liabilities	1,483,637	251,563	-	1,735,200
Total stockholders' equity	$ 2,140,796	$ 217,941	$ (217,941)	$ 2,140,796

3. Revenues from Contracts with Customers

The following table provides a disaggregation of revenue from contracts with customers by revenue type and a reconciliation to total revenues in the consolidated statements of operations:

| | Year ended December 31, | |
	2021	2020
Revenue		
Policy concessions	$ 19,557,184	$ 16,269,865
Mutual fund concessions	12,390,837	8,749,735
Field reimbursements	501,059	492,510
Brokerage equity concessions	464,120	598,213
Variable product distribution fee	330,000	330,000
Investment advisory fees	631,670	315,882
Total revenues from contracts with customers	33,874,870	26,756,205
Interest income	1,580	3,539
Other income	72,748	57,643
Revenues as included in the consolidated statements of operations	$ 33,949,198	$ 26,817,387

The following discussions describe the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts.

Policy concessions

The Company has entered into agreements with several organizations to sell variable and fixed annuities as well as medical, dental, long term care, disability, disability income, and accidental death insurance to its customers. The Company's performance obligations are for the initial sale of a policy and subsequent ongoing servicing of the policies. The Company receives consideration daily, weekly and monthly and recognizes revenue for these commissions when amounts are known. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policy holder.

3. Revenues from Contracts with Customers (continued)

Mutual fund concessions

The Company has entered into agreements with several organizations to sell mutual funds to its customers. The related performance obligation is the successful sale of the mutual fund assets. The Company will recognize mutual fund sales commission revenues at the point in time the performance obligation has been satisfied, which is the trade date.

Field reimbursements

The Company has entered into agreements with the registered representatives that sell the Company's products. The Company charges those registered representatives fees to be properly licensed and registered with FINRA and any other states or regulatory authorities. The Company will recognize field reimbursement revenues at the point in time the performance obligation has been satisfied, which is the date the fee is charged.

Brokerage equity concessions

The Company has entered into agreements with Pershing LLC to sell equity investments to its customers. The related performance obligation is the successful sale of the equity assets. The Company will recognize equity sales commission revenues at the point in time the performance obligation has been satisfied, which is the date the fee is charged.

Variable product distribution fee

The Company has entered into agreements with Modern Woodmen of America to sell its variable annuity to its customers. The related performance obligation is the successful sale, subsequent ongoing servicing and monitoring of the variable annuity assets. The Company will recognize variable product distribution fee revenues at the point in time the performance obligation has been satisfied, which is monthly.

3. Revenues from Contracts with Customers (continued)

Investment advisory fees

The Company has entered into agreements with several organizations to earn fees for servicing investment advisory accounts of its customers. The related performance obligation is the servicing of the assets, including processing purchases and sales. The Company receives asset based fees quarterly for satisfying the performance obligations, and are based on a percentage of the net assets maintained. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include market value of assets under management and the length of time investors hold their accounts.

Costs to fulfill the contracts with customer include commissions paid to agents for sales and servicing of the related assets and insurance products. These costs are related to performance obligations already satisfied and are expensed when incurred.

4. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2021, there were no amounts to be indemnified to the clearing broker for these customer accounts.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

5. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

At December 31, 2021, the Company had a tax net operating loss carryover of $13,310,363. The tax net operating losses carryover of $13,179,856 arising in 2002 through 2017 may be carried forward until 2022 through 2037. The tax net operating loss of $130,507 arising in 2018 does not have an expiration date. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2021 and 2020. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $2,795,176 and $2,963,340 at December 31, 2021 and 2020, respectively, because of the uncertainty of future income necessary for its ultimate realization.

The Company has analyzed all material tax provisions under the guidance of ASC 740, *Income Taxes Related to the Accounting for Uncertainty in Income Tax*, and has determined that there are no tax benefits that should not be recognized as of December 31, 2021 or 2020. There are no unrecognized tax benefits that would affect the effective tax rates.

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The 2018 through 2021 U.S. federal tax years are subject to income tax examination by tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

6. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2021, the Company had net defined capital of $1,985,223, which was $1,836,667 in excess of the required net capital of $148,556 at that date. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 1.12 to 1. Various other regulatory agencies may impose additional capital requirements.

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2021, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

7. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of the variable annuity of Modern Woodmen of America, its parent. Modern Woodmen of America compensated the Company at the rate of $27,500 per month under a distribution agreement that commenced in June 2001 and was amended in 2010 and 2017. Concessions income derived from proprietary variable product transactions, which were substantially distributed in commissions to representatives selling those products, totaled $12,612,543 and $10,160,803, respectively, in 2021 and 2020. Substantially all of the Company's operating expenses represent allocations from, or payments by, Modern Woodmen of America, which are then reimbursed by the Company. During 2021 and 2020, total net expenses reimbursed to Modern Woodmen of America were $3,922,849 and $3,373,839, respectively. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

7. Related-Party Transactions (continued)

During 2020, Modern Woodmen of America contributed capital of $250,000, respectively, to the Company. The future operation of the Company is dependent upon such continued capital contributions until consistent profitable operations can be achieved.

8. Allowance for Credit Losses

The Company records an allowance for credit losses. Management evaluated current market conditions warranted using historical losses as well as rating agency provided forecasted default rates to estimate the current year provision for expected credit losses. A roll forward of the allowance for credit losses is as follows:

Balance at January 1, 2020	$	-
Provision for expected credit losses		8,349
Balance at December 31, 2020		8,349
Provision for expected credit losses		1,451
Balance at December 31, 2021	$	9,800

There were no write-offs charged against the allowance or recoveries collected in 2021.

9. Commitments and Contingencies

Regulatory Matters

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Supplemental Information

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2021

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 2,863,808
2. Deduct ownership equity not allowable for net capital			-
3. Total ownership equity qualified for net capital			2,863,808
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
B. Other (deductions) or allowable credits			-
5. Total capital and allowable subordinated liabilities			2,863,808
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Investment in subsidiary	$ 341,236		
2. Prepaid expenses and other receivables	518,953	$ 860,189	
B. Secured demand note deficiency		-	
C. Commodity futures contracts and spot commodities – proprietary capital charges		-	
D. Other deductions and/or charges		-	860,189
7. Other additions and/or allowable credits			-
8. Net capital before haircuts on securities positions			2,003,619

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 (continued)

Computation of Net Capital (continued)

9.	Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:		
	A. Contractual securities commitments	$ -	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:	-	
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	18,396	
	D. Undue concentration	-	
	E. Other	-	18,396
10.	Net capital		$ 1,985,223

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)		$ 148,556
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		50,000
13. Net capital requirement (greater of line 11 or 12)		148,556
14. Excess net capital (line 10 less 13)		1,836,667
15. Net capital less greater of 10% of line 19 or 120% of line 12		1,762,389

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Accounts payable and accrued expenses	$ 1,671,232	
• Due to Modern Woodmen of America	557,112	2,228,344

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:			
A. Drafts for immediate credit	$ -		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-		
C. Other unrecorded amounts	-	$	-
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts			-
19. Total aggregate indebtedness			2,228,344
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			112.25%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)			-

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contrary to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 24, 2022.

MWA Financial Services, Inc.

Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Exhibit A of SEC Rule 15c3-3

December 31, 2021

Exemptive Provision		
22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):		
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)		
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained		
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing LLC		X
D. (k)(3) – Exempted by order of the Commission		

MWA Financial Services, Inc.

Schedule III – Information Relating to the Possession
or Control Requirements under SEC Rule 15c3-3

December 31, 2021

Exemptive Provision

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(ii) of that rule.